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                                                                      EXHIBIT 99

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 - SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements made by public companies. This safe-harbor protects a company from securities law liability in connection with forward-looking statements if the company complies with the requirements of the safe-harbor. As a public company, we have relied and will continue to rely on the protection of the safe harbor in connection with our written and oral forward-looking statements.

When evaluating our business, you should consider:

-       all of the information in this quarterly report on Form 10-Q;

- the risk factors described in our Rule 424(b) prospectus filed with the Securities and Exchange Commission on September 28, 1999; and

-       the risk factors described below.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

        Our limited operating history makes predicting our future performance difficult. From our inception in June 1994 through June1997, we existed as a division of Online Interactive, Inc. We began operations as an independent company in June 1997. In the first half of 1998, we began offering advertising opportunities on our Web site and in our email newsletters, in addition to our primary business of lead generation. As a result, our performance since the end of the first quarter of 1998 is not comparable to prior periods. Moreover, we have never operated during a general economic downturn in the United States, which typically adversely affects advertising and marketing expenditures.

WE WILL FACE RISKS ENCOUNTERED BY EARLY-STAGE COMPANIES IN INTERNET-RELATED BUSINESSES AND MAY BE UNSUCCESSFUL IN ADDRESSING THESE RISKS.

        We face risks frequently encountered by early-stage companies in new and rapidly evolving markets, including the market for online direct marketing. We may not succeed in addressing these risks, and our business strategy may not be successful. These risks include uncertainties about our ability to:

-       attract a larger number of consumers to our Web site;

- sign up new marketing clients and add new and compelling content to our Web site;

-       manage our expanding operations;

-       adapt to potential decreases in online advertising rates;

-       successfully introduce new products and services;

- continue to develop and upgrade our technology and to minimize technical difficulties and system downtime;

-       create and maintain the loyalty of our customers and clients;

- maintain our current, and develop new, strategic relationships and alliances; and

-       attract, retain and motivate qualified personnel.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NEVER ACHIEVE PROFITABILITY.


        We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We incurred net losses of $3.2 million, or more than 2.5 times the amount of our revenues, for the year ended December 31, 1998, and $7.4 million, or more than 1.6 times the amount of our revenues, for the nine months ended September 30, 1999. As of September 30, 1999, our accumulated



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losses were $13.5 million, which represents our losses since we began our operations. We have recently increased our operating expenses and capital expenditures in order to accelerate our growth. We expect further increases in operating expenses. Although our revenues have grown in recent quarters, we will need to significantly increase revenues to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.


OUR QUARTERLY OPERATING RESULTS ARE UNCERTAIN AND MAY FLUCTUATE SIGNIFICANTLY, MAKING IT DIFFICULT TO PREDICT OUR FINANCIAL PERFORMANCE.

        Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate. As a result, we believe period-to-period comparisons of our operating results are not meaningful. For example, during the year ended December 31, 1998, the percentage of annual sales attributable to the first, second, third and fourth quarters were 17.6%, 16.7%, 25.7% and 40.0%, respectively.

        Our limited operating history and the new and rapidly evolving Internet markets make it difficult to ascertain the effects of seasonality on our business. We believe, however, that our revenue may be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers could alter current or prospective advertisers' spending priorities, or the time periods in which they determine their budgets, or increase the time it takes to close a sale with our advertisers.

        The majority of our contracts are month-to-month with automatic renewal unless terminated by either party with 10 days' notice. The loss of a significant number of these contracts in any one period might result in a significant decline in our quarterly operating results.

WE HAVE EXPERIENCED RAPID GROWTH WHICH HAS PLACED A STRAIN ON OUR RESOURCES, AND ANY FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD CAUSE OUR BUSINESS TO SUFFER.

        We do not have a proven record in managing our growth and may not be successful in doing so. We have grown from 29 employees on July 1, 1997 to 112 employees on October 31, 1999. We have recently hired key management personnel, acquired two businesses and added personnel in connection with these acquisitions. Due to our recent rapid growth and our inexperience in integrating newly acquired businesses, we may not be successful in integrating new personnel and acquired businesses into our existing operations. In addition, we plan to continue expanding our sales and marketing, customer support and research and development organizations. Past growth in these areas has placed, and any future growth will continue to place, a significant strain on our management systems and resources.

IF WE ARE UNABLE TO STRENGTHEN THE FREESHOP BRAND NAME, WE MAY BE UNABLE TO COMPETE EFFECTIVELY AGAINST COMPETITORS WITH GREATER BRAND NAME RECOGNITION.

        We may be unsuccessful in strengthening our brand name. As competitive pressures in the online direct marketing industry increase, we expect that brand name strength will become increasingly important. If we cannot strengthen our brand name, we may be unable to maintain or increase traffic to our Web site, which would lead to decreased revenues from clients. We intend to devote substantial resources to promote the FreeShop brand name. The reputation of our brand name will depend on our ability to provide a high-quality online experience for consumers visiting our Web site or receiving our Club FreeShop email newsletters. Negative experiences of consumers or marketers with FreeShop might result in publicity that could damage our reputation and diminish the strength of our brand name.


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IF WE CANNOT SECURE SUFFICIENT PROMOTIONAL OFFERS FROM OUR MARKETER CLIENTS, OUR
BUSINESS WILL SUFFER.

        If we are unsuccessful in acquiring and renewing a continuing array of free, trial and promotional offers for our Web site, traffic on our site will likely decrease. The attractiveness of our Web site to consumers is based in part on our ability to provide a broad variety of offers of interest to consumers. In addition, a number of other Web sites give consumers access to similar offers. We face competition for free, trial and promotional offers from these Web sites as well as a variety of other online and traditional competitors. Without sufficient variety and quality of offers, our Web site will become less attractive to marketers, and our ability to generate revenue from marketer clients will be adversely affected.

THE MAJORITY OF OUR CONTRACTS HAVE MONTH-TO-MONTH TERMS, AND THE LOSS OF A SIGNIFICANT NUMBER OF THESE CONTRACTS IN A SHORT PERIOD OF TIME COULD HARM OUR BUSINESS.

        The majority of our contracts have month-to-month terms with automatic renewal unless terminated by either party with 10 days' notice. The loss of a significant number of these contracts in any one period could result in decreased traffic to our Web site, cause an immediate and significant decline in our revenues and cause our business to suffer.

THE LOSS OF THE SERVICES OF ANY OF OUR EXECUTIVE OFFICERS OR KEY PERSONNEL WOULD LIKELY CAUSE OUR BUSINESS TO SUFFER.

        Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Timothy C. Choate, our Chairman, President and Chief Executive Officer, and other key employees, including our technical and sales personnel. The loss of the services of any of these individuals could harm our business. We may be unable to attract, motivate and retain other key employees in the future. Competition for employees in our industry is intense, and in the past we have experienced difficulty in hiring qualified personnel. We do not have employment agreements with any of our key personnel, nor do we have key-person insurance for any of our employees.

IF WE ARE UNABLE TO INTEGRATE THE OPERATIONS FROM OUR ACQUISITIONS OF THE CATALOG SITE AND WORLDWIDE BROCHURES WEB SITES OR FROM ANY FUTURE ACQUISITIONS, OUR BUSINESS WILL SUFFER.

        We may be unsuccessful in integrating the operations from our two recent acquisitions or from any future acquisitions. In May 1999, we acquired the Catalog Site and Worldwide Brochures Web sites and related assets. These are our first acquisitions, and we have limited experience with completing and integrating acquisitions. We may be unable to integrate their offers into our Web site and their operations into our existing business. We cannot be certain that the acquired sites' advertisers will agree to enter into new contracts with us as their current contracts expire.

        Our business strategy includes growth through acquisitions, so we expect to pursue other acquisitions in the future. Our recent acquisitions and any future acquisitions present many risks and uncertainties generally associated with acquisitions, including:

- difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses;

-       potential loss of key employees of acquired businesses;

- adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

-       increased fixed costs, which could delay profitability;

- inability to maintain the key business relationships and the reputations of acquired businesses;

- potential dilution to current shareholders from the issuance of additional equity securities;

-       inability to maintain our standards, controls, procedures and policies;

-       responsibility for liabilities of companies we acquire; and


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-       diversion of management's attention from other business concerns.

IF WE ARE UNABLE TO DEVELOP AND MAINTAIN A POSITIVE BUSINESS RELATIONSHIP WITH FINGERHUT OR INITIATE A RELATIONSHIP WITH FEDERATED, OUR BUSINESS COULD SUFFER.

        Our business could be adversely affected if we fail to develop and maintain a positive relationship with Fingerhut or to initiate a relationship with Federated. We have a non-contractual direct marketing relationship with Fingerhut that includes Web site links and advertising, package and catalog inserts. Because Fingerhut only recently invested in us, and because Federated only recently acquired Fingerhut, we do not know what benefits, if any, we will receive from our relationship with Fingerhut or any future relationship we may initiate with Federated, or the degree to which, if any, these relationships may impact our business. Both Fingerhut and Federated operate independently of FreeShop and, subject to future contractual obligations, each remains free to act in its own interest regardless of the effect of its actions on us. In addition, although Fingerhut will retain a substantial equity interest in us immediately following this offering, apart from the exercise of its warrants, neither Fingerhut nor Federated has any obligation to make equity or other capital resources available to us in the future. Because no contractual relationship with Fingerhut currently exists, should Fingerhut become dissatisfied with its relationship with us or decide to change its general business strategy relating to the Internet, our relationship with Fingerhut, and our ability to develop a relationship with Federated, could be adversely affected. If Fingerhut were to decide to discontinue or curtail its relationship with us, our reputation and our stock price could be adversely affected.

AN INCREASE IN THE NUMBER OF VISITORS TO OUR WEB SITE MAY STRAIN OUR SYSTEMS, AND WE ARE VULNERABLE TO SYSTEM MALFUNCTIONS.

        Any serious or repeated problems with the performance of our Web site could lead to the dissatisfaction of consumers or our marketer clients. The amount of traffic on our Web site has increased over time to approximately 3.0 million visitors in September 1999, and we are seeking to further increase traffic. The systems that support our Web site must be able to accommodate an increased volume of traffic. Although we believe our systems can currently accommodate approximately 10 million visitors monthly, in the past, our Web site and the Worldwide Brochures Web site have experienced slow response times and other systems problems for a variety of reasons, including failure of our Internet service providers, hardware failures and failure of software applications. In these instances, our Web site was typically unavailable or slow for approximately one and one-half to two hours. Although these failures did not have a material adverse effect on our business, we may experience similar problems in the future that could have a material adverse effect on our business.

WE MAY FACE SYSTEM FAILURES RESULTING FROM YEAR 2000 RISKS.

        Because many computer applications have been written using two digits rather than four to define the applicable year, some date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This year 2000 problem could result in system failures or miscalculations causing disruptions of operations, including disruptions of our Web site. We have obtained confirmation from all but two of our third-party vendors that they have resolved their year 2000 issues. Until we have received responses from all of these vendors and completed our testing, we will not know the extent of our exposure to year 2000 risks. In addition, the systems and services provided by these vendors may fail to be year 2000 compliant despite their representations to the contrary. Failure of these systems or services to be year 2000 compliant could result in a systemic failure beyond our control and prevent us from delivering our services to our customers, prevent users from accessing our Web site and decrease the use of the Internet generally. Our limited contingency plans to address the year 2000 problem include replacing non-compliant vendors and distributing our workload to servers located at various cities around the country to minimize the risk of systems failure. We do not intend to develop any further contingency plans.


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WE FACE INTENSE COMPETITION FROM MARKETING-FOCUSED COMPANIES FOR MARKETER
CLIENTS AND MAY BE UNABLE TO COMPETE SUCCESSFULLY.

        We may be unable to compete successfully with current or future competitors. We face intense competition from many companies, both traditional and online, to provide marketing and advertising services for marketer clients. Among the free-offer Web sites, our primary competitors include Volition.com and Free2Try.com. Among the lead-generation Web sites, our primary competitors are eNews, Cataloglink and Catalogcity. We expect competition from online competitors to increase significantly because there are no substantial barriers to entry in our industry. Increased competition could result in price reductions for online advertising space and marketing services, reduced gross margins and loss of our market share.

        Online marketing is a rapidly developing industry, and new types of products and services may emerge that are more attractive to consumers and marketers than the types of services we offer. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

        Our marketer clients may offer the same free or trial products or services on their own Web sites that we offer on our Web site. Our customers may choose to request products or services directly from our marketer clients instead of requesting the product or service from us, which would result in lower revenues to FreeShop from lead generation and cause our business to suffer.

WE MAY NEED TO INCUR LITIGATION EXPENSES IN ORDER TO DEFEND OUR INTELLECTUAL PROPERTY RIGHTS, AND MIGHT NEVERTHELESS BE UNABLE TO ADEQUATELY PROTECT THESE RIGHTS.

        We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We have no assurance that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would likely result in substantial costs and diversion of resources and management attention.

        Our success largely depends on our trademarks, including "Free Shop," and internally developed technologies, including our email systems and our collection, order-processing and lead-delivery systems, which we seek to protect through a combination of trademark, copyright and trade secret laws. Protection of our trademarks is crucial as we attempt to build our brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Although we are not currently engaged in any lawsuits for the purpose of defending our intellectual property rights, we may need to engage in such litigation in the future. Moreover, we may be unable to maintain the value of our intellectual property rights in the future.

IF THIRD PARTIES ACQUIRE DOMAIN NAMES THAT ARE SIMILAR TO OUR DOMAIN NAMES,
THEY COULD DECREASE THE VALUE OF OUR TRADEMARKS AND TAKE CUSTOMERS AWAY FROM OUR WEBSITE.

        We currently hold the Internet domain names "freeshop.com," "catalogsite.com," "wwb.com" and "clubfreeshop.com" as well as various other related names. We may be unable to prevent third parties from acquiring similar domain names, which could reduce the value of our trademarks, potentially weaken our brand name and take customers away from our Web site. Internet regulatory bodies generally regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Regulatory bodies could establish additional top-level domains, appoint


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additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our trademarks and other intellectual property rights. We believe there are online companies in other countries using domain names that potentially infringe on our trademarks. We may be unable to prevent them from using these domain names, and this use may decrease the value of our trademarks and our brand name.

WE MAY FACE LITIGATION AND LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITE.

        We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our Web site. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our Web site through links to other Web sites. Any litigation arising from such claims would most likely result in substantial costs and diversion of resources and management attention and an unsuccessful defense to one or more such claims could result in material damages. We have no insurance coverage for these types of claims.

SECURITY AND PRIVACY BREACHES COULD SUBJECT US TO LITIGATION AND LIABILITY AND DETER CONSUMERS FROM USING OUR WEB SITE.

        We could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users' personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have been investigating various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies. In addition, we rent customer names and street addresses to third parties. Although we provide an opportunity for our customers to remove their names from our rental list, we nevertheless may receive complaints from customers for these rentals.

        The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our Web site because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology that we use to protect customers' personal information. We have no insurance coverage for these types of claims.

        Furthermore, our computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose marketing clients and visitors to our Web site.

IF THE ACCEPTANCE OF ONLINE ADVERTISING AND ONLINE DIRECT MARKETING DOES NOT CONTINUE TO INCREASE, OUR BUSINESS WILL SUFFER.

        The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect. We expect to derive almost all of our revenues from contracts with marketer clients under which we provide online marketing services through our Web


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site and email newsletters. The Internet has not existed long enough as a marketing medium to demonstrate its effectiveness relative to traditional marketing methods. Marketers that have historically relied on traditional marketing methods may be reluctant or slow to adopt online marketing. Many marketers have limited or no experience using the Internet as a marketing medium. In addition, marketers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to online marketing. Those companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods.

        We do not know if accepted industry standards for measuring the effectiveness of online marketing will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to online marketing. There are a variety of pricing models for marketing on the Internet. We cannot predict which, if any, will emerge as the industry standard. Absence of such a standard makes it difficult to project our future pricing and revenues.

        Email marketing is also vulnerable to potential negative public perception associated with unsolicited email, known as "spam." Although we do not send unsolicited email, public perception, press reports or governmental action related to spam could reduce the overall demand for email marketing in general and our Club FreeShop email newsletters in particular.

IF WE ARE UNABLE TO ADAPT TO RAPID CHANGES IN THE ONLINE MARKETING INDUSTRY, OUR BUSINESS WILL SUFFER.

        Online marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We may be unable to successfully develop new services in a timely manner or achieve and maintain market acceptance.

WE FACE RISKS FROM POTENTIAL GOVERNMENT REGULATION AND OTHER LEGAL UNCERTAINTIES RELATING TO THE INTERNET.

        Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services. Recently, Congress enacted legislation regarding children's privacy on the Internet. Additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services.

        In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as intellectual property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

        Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington, Minnesota and California. Our failure to qualify in


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other jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.